  Exhibit 99.1

High Tide Closes on $30 Million Convertible Debt from Cronos Group Inc.

CALGARY, AB, and TORONTO, ON, July 16, 2025 /CNW/ - High Tide Inc. ("High Tide") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has closed a loan agreement (the "Loan Agreement") with a wholly owned subsidiary of Cronos Group Inc. (Nasdaq: CRON) (TSX: CRON) to secure convertible debt with a principal amount of $30 million (the "Junior Secured Loan").

High Tide intends to use this working capital to fund future acquisitions and organic growth as it seeks to expand its business and grow its domestic store network beyond 300 locations in Canada.

"Given our strong and proven business model, it's incredibly validating to receive a second vote of confidence in the form of an investment from a major licensed producer in recent months," said Raj Grover, Founder and Chief Executive Officer of High Tide. "Their support speaks volumes about the value High Tide brings to the legal cannabis ecosystem, not only as a growth-focused retailer but as a key industry player that's helping improve the operating environment for licensed producers, reduce illicit market share, and reinforce Canada's regulated framework overall. With this investment, which will serve entirely as growth capital, we're poised to accelerate our expansion both in Canada and internationally."

"Our investment was driven by the belief that a competitive and equitable retail environment benefits the entire industry, including producers, retailers and adult consumers," said Mike Gorenstein, Chairman, President and Chief Executive Officer of Cronos. "We remain fully committed to working with and supporting all our retail partners."

Transaction Details

The Junior Secured Loan is secured by a third priority lien on certain of High Tide's assets and bears interest at 4% per annum. Pursuant to the terms of the Loan Agreement, Cronos may, with the agreement of High Tide, from time to time, convert the Junior Secured Loan, excluding the amounts attributed to the original issuance discount, into common shares in the capital of High Tide (the "Common Shares") at a price of $4.20 per Common Share (the Common Shares issued from such conversions, the "Conversion Shares"). The Junior Secured Loan has a 5-year term and may be repaid, in whole or in part, at any time, at High Tide's option with no penalty.

Additionally, Cronos received a Common Share purchase warrant (the "Warrant"). The Warrant is exercisable into up to 3,836,317 Common Shares (the "Warrant Shares") at an exercise price of $3.91 per Warrant Share, representing a 25% premium to the 30-day volume weighted average price of High Tide shares on the TSX Venture Exchange (the "TSXV") ending on the trading day prior to the date of this news release, for a period of five years, at Cronos' option.

The TSXV has conditionally approved the listing of the Conversion Shares and Warrant Shares, subject to the fulfillment of the requirements of the TSXV's conditional approval.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 202 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

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[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

ABOUT CRONOS

Cronos is an innovative global cannabinoid company committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos is building an iconic brand portfolio. Cronos' diverse international brand portfolio includes Spinach®, PEACE NATURALS® and Lord Jones®. For more information about Cronos and its brands, please visit: thecronosgroup.com.

Media Inquiries
Emily Whalen
media.relations@thecronosgroup.com

Investor Inquiries
Harrison Aaron
investor.relations@thecronosgroup.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable Canadian and U.S. securities legislation and court decisions. All information contained herein that is not clearly historical in nature may constitute forward-looking statements or forward-looking information. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on High Tide's and Cronos' current beliefs or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the aggregate amount of proceeds that High Tide will receive, the satisfaction of conditions precedent, including necessary regulatory approvals including final TSXV approval, High Tide's expected use of proceeds, the listing of the High Tide common shares deliverable on conversion and underlying the High Tide warrants on the TSXV, High Tide's ability to meet its future goals such as reaching 300 stores and the future adult use cannabis retail market in Canada and the anticipated benefits. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although High Tide and Cronos believe that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond High Tide's and Cronos' control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to High Tide's current annual information form, risk factors discussed in Cronos' Annual Report on Form 10-K for the year ended December 31, 2024 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, each of which has been filed on SEDAR+ and EDGAR and can be accessed at www.sedarplus.ca and www.sec.gov/edgar, respectively, and elsewhere in this press release, as such factors may be further updated from time to time in High Tide's and or Cronos' periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the High Tide's and Cronos' expectations as of the date hereof and are subject to change thereafter. Neither High Tide nor Cronos  undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:01e 16-JUL-25